

January 29, 2021

Jay Stasz
Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

> **Re: Ollie's Bargain Outlet Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2020**
> **Filed March 25, 2020**
> **File No. 001-37501**

Dear Mr. Stasz:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2020

Exhibits

1. We note that Article XI, Section 11.1 of your Third Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Corporation." Please tell us whether this provision applies to actions arising under the Exchange Act and/or the Securities Act, and disclose the same in future filings. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also disclose in future filings any risks or other impacts on investors related to the provision, including, but not limited to, increased costs to bring a claim, and

that these provisions may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. If the provision applies to Securities Act claims, please disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 or Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Faiza N. Rahman, Esq.